UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-7657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY
Three World Financial Center
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
FORM 11-K

YEAR ENDED DECEMBER 31, 2005

Index
Page Number

Reports of Independent Registered Public Accounting Firms	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of
December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 2005	4

Notes to the Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
December 31, 2005	14

Signature	20

Exhibit Index	21

Report of Independent Registered Public Accounting Firm

The Employee Benefit Administration Committee
American Express Company

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Express Incentive Savings Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 28, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefit Administration Committee
American Express Company:

We have audited the accompanying statement of net assets available for benefits of the American Express Incentive Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 6, 2005

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets

Investments	$2,721,729,112	$3,350,018,888
Cash	49,142	2,776,504
Receivables:
Investment income	94,086,153	76,024,209
Employer contributions -
Other than profit sharing	11,467,480	18,945,857
Profit sharing	48,083,113	75,321,611

Net assets available for benefits	$2,875,415,000	$3,523,087,069

See notes to the financial statements.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

2005

Additions:
Contributions:
Employer -
Other than profit sharing	$65,084,696
Profit sharing	48,083,215
Employee	141,381,264
Member rollovers or transfers	7,312,871
Total contributions	261,862,046

Investment income:
Interest and dividends	125,244,117
Interest on participant loans	4,893,070
Net realized/unrealized appreciation	12,846,211
Total investment income	142,983,398

Total additions	404,845,444

Transfers:
Transfer from Rosenbluth International,
Inc. Savings and Security Plan	34,021,020
Transfer to Ameriprise Financial 401(K)
Plan	(742,877,506)
Net transfers	(708,856,486)

Deductions:
Withdrawal payments	(343,661,027)

Net decrease in net assets available for
benefits	(647,672,069)

Net assets available for benefits at
beginning of year	3,523,087,069

Net assets available for benefits at
end of year	$2,875,415,000

See notes to the financial statements.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan

General

The American Express Incentive Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan Document for more complete information.

On September 30, 2005, the Company completed the spin-off of Ameriprise Financial, Inc. (“Ameriprise”), formerly known as American Express Financial Corporation, the Company’s financial planning and financial services business. During 2005, the net assets available for benefits relating to Ameriprise plan participants were transferred to the Ameriprise Financial 401(K) Plan.

Rosenbluth International, Inc. was acquired by the Company in 2003. During 2005, the net assets of the Rosenbluth International, Inc. Savings and Security Plan were transferred to the Plan.

Administration

Ameriprise Trust Company (formerly known as American Express Trust Company) (“ATC”), a wholly-owned subsidiary of Ameriprise, is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company's Employee Benefits Administration Committee (“EBAC”), and the Company’s Incentive Savings Plan Investment Committee (“ISPIC”) selects the investment options available under the Plan and directs the manner in which certain investments of the Plan are invested. ISPIC has the power to appoint investment managers to make investment decisions. Both Committees are appointed by the Compensation and Benefits Committee of the Board of Directors of the Company.

Expenses

Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. Currently, all administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan’s investments, such as brokerage commissions, fees, stock transfer taxes and other charges, are generally paid out of the applicable investment fund. The participant pays certain fees and expenses associated with his or her Self-Managed Brokerage Account (the “SMBA”).

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions (up to 10%), or a combination of both, not to exceed 80% of their compensation to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For 2005, this limit was $14,000 for employees under age 50 and $18,000 for employees over age 50. For 2004, the limit was $13,000 for employees under age 50 and $16,000 for employees over age 50. The Plan complied with nondiscrimination requirements under the Code for 2005 and 2004.

Company Matching Contributions

Upon a participant’s completion of one year of service and except as described in the following paragraph, the Company matches participants’ before-tax contributions quarterly on a dollar for dollar basis up to 3% of compensation. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

Effective January 1, 2005, amendments to the Plan were adopted to provide that certain employees within the U.S. Business Travel, Global Business Travel and Global Commercial Card businesses (“Business Travel Employees”), who were younger than age 40 on December 31, 2004, or who had less than five years of service on December 31, 2004 (regardless of age), receive Company Matching Contributions based on 50% of the first 3% of compensation.

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions of 0-7% of the participant’s compensation may be made annually at the Company’s discretion based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 4.25% of compensation in 2005 and 2004 (2.25% of compensation for Business Travel Employees in 2005).

Company Stock Contributions

Upon a participant’s completion of one year of service, the Company contributes to the Plan on a quarterly basis 1% of each eligible employee’s compensation, regardless of whether the eligible employee contributes to the Plan. This contribution is initially invested in the American Express Company Stock Fund. Company Stock Contributions were $19,498,264 and $19,411,424 in 2005 and 2004, respectively. A participant must be employed by the Company on the last working day of the quarter to receive Company Stock Contributions.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Limit on Contributions

For purposes of the Plan, compensation is a participant’s regular cash remuneration up to $210,000 and $205,000 in 2005 and 2004, respectively, before tax deductions and certain other withholdings. Compensation, for the purposes of the Plan, does not include bonuses, overtime, commissions and certain other amounts.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon instructions from the participant, except that prior to August 2, 2004, the Company Stock Contributions and amounts held in transfer accounts pursuant to the merger of the American Express Stock Ownership Plan into the Plan on December 1, 1994 (“SOP Transfer Account”), could not be transferred from the American Express Company Stock Fund until the participant had reached age 55. Since August 2, 2004, participants have been permitted to transfer their account balances in the Company Stock Contributions and the SOP Transfer Account to the Plan’s available investment funds.

Participant Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

Vesting and Forfeitures

Participants are immediately vested in their before-tax and after-tax contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, SOP Transfer Accounts, if any, and investment earnings on the foregoing. Profit Sharing Contributions, and investment earnings thereon, vest after five years of service, upon retiring at or after attaining the Plan’s normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeited account balances were $3,918,714 and $3,812,559 at December 31, 2005 and 2004, respectively. Profit Sharing Contributions were reduced by $4,000,000 of forfeited account balances in 2005.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Loan Program

Participants are also entitled to apply to the EBAC for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Loans are collateralized by a minimum of 50% of the participant’s vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is being processed. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the loan balance to income tax plus any penalties imposed by the Code.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, Ameriprise common shares, shares of any mutual fund available through the SMBA, or a combination of cash and shares. If the account balance is greater than $1,000, participants may elect to defer distribution until age 65. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and include the use of management estimates. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts and participant loan accounts. Investment contracts are valued at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Participant loan accounts are valued at cost, which approximates fair value. Investments in American Express Company and Ameriprise common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan fiscal year.

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500. Future contributions cannot be made directly to the SMBA.

Investment Funds

A brief description of the investment funds available to participants at December 31, 2005 is set forth below:

American Express Company Stock Fund –The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Ameriprise Financial, Inc. Stock Fund – The Ameriprise Financial Stock Fund is available only to participants in the Plan who had balances immediately prior to the spin-off of Ameriprise. The fund invests primarily in common shares of Ameriprise. Amounts held in the Ameriprise Financial Stock Fund may be sold at any time, but the fund will not receive any additional contributions either through investment elections or a fund transfer. The Ameriprise Financial Stock Fund will be held in the Plan for 18 months following the spin-off of Ameriprise, until April 2007, at which time participants may elect to transfer their Ameriprise common shares to the SMBA or have the shares liquidated and the proceeds invested in a default investment fund to be determined by ISPIC.

American Express ISP Income Fund - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 4.63% and 4.10% for 2005 and 2004, respectively. The weighted average crediting rates on investment contracts was 4.63% and 4.10% at December 31, 2005 and 2004, respectively. ATC acts as investment manager for the ISP Income Fund. The fund also invests in the RiverSource Trust (“RVST”) Stable Capital Fund (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields) and the RiverSource Trust Short-Term Money Market Fund I (which invests primarily in short-term debt instruments). The goal of these funds is to maximize current income consistent with the preservation of principal.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

3. Investments (continued)

Mutual Funds – The “RiverSource Funds” – the RiverSource (“RVS”) Diversified Bond Fund (previously the AXP Diversified Bond Fund, Inc.), RiverSource Balanced Fund (previously the AXP Mutual Fund, Inc.), RiverSource New Dimensions Fund (previously the AXP New Dimensions Fund, Inc.), RiverSource Stock Fund (previously the AXP Stock Fund, Inc.), RiverSource Global Balanced Fund (previously the AXP Threadneedle Global Balanced Fund, Inc.) and RiverSource Mid-Cap Growth Fund (previously the AXP Equity Select Fund, Inc.) – are mutual funds managed by RiverSource Investments, LLC and distributed by Ameriprise Financial Services, Inc. Both Ameriprise Financial Services, Inc. and RiverSource Investments, LLC are part of Ameriprise. Morgan Stanley Institutional Fund International Equity Portfolio (Class A) is managed by Morgan Stanley Dean Witter Asset Management.

Effective March 10, 2006, the RiverSource Global Balanced Fund was merged into the RiverSource Balanced Fund. Also, effective March 10, 2006, the RiverSource New Dimensions Fund merged into the RiverSource Large Cap Equity Fund and the RiverSource Stock Fund merged into the RiverSource Disciplined Equity Fund.

Collective Investment Funds – The RiverSource Trust Small Cap Equity Index Fund I (previously the American Express Trust Small Cap Equity Index Fund I), RiverSource Trust Equity Index Fund III (previously the American Express Trust Equity Index Fund III), RiverSource Trust Short-Term Horizon (25:75) Fund (previously the American Express Trust Short-Term Horizon Fund), RiverSource Trust Medium-Term Horizon (50:50) Fund (previously the American Express Trust Medium-Term Horizon Fund) and the RiverSource Trust Long-Term Horizon (80:20) Fund (previously the American Express Trust Long-Term Horizon Fund) are collective investment funds, managed by ATC.

Self-Managed Brokerage Account (Mutual Funds only) – The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds from which to make choices and investment selections of their own design.

At December 31, 2005 and 2004, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2005	2004
American Express Company – Common Shares	$888,964,450	$1,221,490,042

RVS New Dimensions Fund	$378,658,136	$548,187,556

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

3. Investments (continued)

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net realized and unrealized appreciation
(depreciation) in fair value of investments:

Mutual funds	$(65,689,699)
Collective investment funds	25,961,472
American Express Company Stock Fund	34,468,272
American Express ISP Income Fund	1,406,231
Ameriprise Stock Fund	16,699,935

$12,846,211

At December 31, 2005, the fair value of investment contracts was estimated to be $396,204,816. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code section 4975(e)(7) as an Employee Stock Ownership Plan. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005:

Net assets available for benefits per the financial statements	$2,875,415,000
Less: Loans deemed distributed	(1,758,628)
Net assets available for benefits per the Form 5500	$2,873,656,372

The following is a reconciliation of withdrawal payments per the financial statements for the year ended December 31, 2005:

Withdrawal payments per the financial statements	$343,661,027
Less: Deemed loans offset by distributions	(826,619)
Withdrawal payments per the Form 5500	$342,834,408

The following is a reconciliation of interest on participant loans per the financial statements for the year ended December 31, 2005:

Interest on participant loans per the financial statements	$4,893,070
Add: Interest on deemed distributed loans	10,409
Interest on participant loans per the Form 5500	$4,903,479

7. Related Party Transactions

Certain plan investments are managed by subsidiaries of Ameriprise, the parent company of ATC, the Trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

8. Subsequent Event

During June 2006, the ISPIC approved the replacement of certain investments held by the Plan with new investment options. Participants will be allowed to redirect their account balance to the new investment options until a specified date which is expected to be in October 2006. If participants do not redirect their account balance by the specified date, the investments will transfer into new investment options as predetermined by the ISPIC.

9. New Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans and establishes enhanced financial statement presentation and disclosure requirements. The FSP is effective for financial statements for periods ending after December 15, 2006. The Plan intends to adopt the FSP for the year ended December 31, 2006. Under the FSP, benefit-responsive investment contracts will continue to be carried at contract value. However, the fair value of such benefit-responsive contracts will be presented on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts will be presented as a separate amount on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits will reflect income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

SUPPLEMENTAL SCHEDULE

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005
		(c) Number of
		Shares / Units or
(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
Mutual Funds -
*	RVS New Dimensions Fund	19,104,850		$378,658,136
*	RVS Diversified Bond Fund	17,689,963		84,911,824
*	RVS Balanced Fund	2,940,314		29,020,897
*	RVS Stock Fund	4,579,139		92,773,360
*	RVS Global Balanced Fund	3,592,617		21,483,849
*	RVS Mid-Cap Growth Fund	7,983,138		115,915,157
	MSIF International Equity (Class A)	6,114,482		124,368,557
				847,131,780

Collective Investment Funds -
*	RVST Short-Term Horizon (25:75) Fund	418,375		8,867,039
*	RVST Medium-Term Horizon (50:50) Fund	3,902,810		103,764,011
*	RVST Long-Term Horizon (80:20) Fund	1,626,540		45,940,002
*	RVST Small Cap Equity Index Fund I	4,636,888		79,137,773
*	RVST Equity Index Fund III	2,560,871		88,214,307
				325,923,132
American Express Company Stock Fund -
*	RVST Money Market Fund I	12,426,527		12,426,527
*	American Express Company Common Shares	17,274,863		888,964,450
				901,390,977
Ameriprise Financial Company Stock Fund -
*	RVST Money Market Fund I	1,074,122		1,074,122
*	Ameriprise Common Shares	3,211,862		131,686,342
				132,760,464
Self-Managed Brokerage Account				75,740,068

	* Indicates Party-in-interest.
	** Cost information not required for participant directed investments.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2005

		(c) Number of
		Shares / Units or
(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost **	(e) Current Value
American Express ISP Income Fund -
*	RVST Money Market Fund I	6,297,410		6,297,410
*	RVST Stable Capital Fund	1,779,599		36,360,776

	Investment contracts:
	FNMA TBA 5.00% 1/01/18	1,257,000		1,243,251
	FNMA 30YR TBA 5.00% 1/01/35	8,675,000		8,403,906
	FNMA TBA 5.50% 1/01/31	11,000,000		10,890,000
	FNMA 15YR TBA 6.00% 1/01/14	4,284,000		4,375,035
	FNMA 30YR TBA 6.00% 9/01/28	26,400,000		26,622,816
	FNMA 30YR TBA 6.50% 1/01/30	1,344,000		1,378,440
	FHLMC TBA 6.00% 01/01/36	3,750,000		3,786,035
	FHLMC GOLD #E92454 5.00% 11/01/17	1,139,349		1,129,907
	FHLMC GOLD #E96180 4.50% 5/01/13	1,366,558		1,341,764
	FHLMC GOLD #E96579 4.50% 6/01/13	543,412		530,289
	FHLMC GOLD #E97248 5.00% 6/01/18	1,003,580		995,465
	FHLMC GOLD #E99565 5.50% 9/01/18	1,571,729		1,581,685
	FHLMC GOLD #E99595 5.50% 10/01/18	705,262		710,615
	FHLMC MTN 3.525% 12/20/07	3,192,000		3,119,973
	FHLMC 3.00% 1/30/07	3,612,000		3,536,600
	FHLMC 2.00% 2/23/06	2,704,000		2,694,174
	FHLMC #G10559 GOLD 7.00% 7/01/11	173,698		180,252
	FHLMC #G10561 GOLD 7.00% 8/01/11	188,071		195,167
	FHLMC #C66537 7.00% 4/01/32	312,621		325,695
	FHLMC #C66594 7.00% 4/01/32	332,633		348,375
	FHLMC 15YR #E00546 5.50% 3/01/13	300,512		302,817
	FHLMC GOLD #E00593 5.50% 11/01/13	344,948		347,642
	FHLMC GOLD #B10777 5.00% 11/01/13	1,315,373		1,310,519
	FHLMC GOLD #B12280 5.50% 2/01/19	1,037,751		1,044,324
	FHLMC #2113 6.00% 6/15/28	75,836		75,872
	FHLMC T-20 A4 CMO 7.57% 5/25/28	450		448
	FHLB 3.50% 9/15/06	320,000		317,359
	FHLB 4.125% 4/18/08	6,010,000		5,934,629
	FED HOME LN BANK 4.625% 1/18/08	6,000,000		5,991,420
	FHLB 3.00% 5/15/06	3,570,000		3,549,165
	FHLB 2.50% 2/24/06	6,930,000		6,909,113
	FED FARM CREDIT BANK 2.375% 10/02/06	3,612,000		3,551,120
	FEDERAL FARM CREDIT BANK 2.125% 7/17/06	6,972,000		6,883,734
	FHLMC #E20124 GOLD 8.00% 8/01/09	100,542		105,028
	FHLMC 2403-DA 5.50% 4/15/29	967,050		973,304
	FHLMC REF NOTE 5.125% 10/15/08	1,880,000		1,899,387
	FHLMC REFERENCE NOTES 4.25% 7/15/09	408,000		401,580
	FHLMC 4.00% 8/17/07	4,815,000		4,758,684

* Indicates Party-in-interest.
** Cost information not required for participant directed investments.

	AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
	December 31, 2005

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost **	(e) Current Value
	FHLMC 4.625% 12/19/08	6,385,000		6,373,954
	FHLMC #780514 ARM 5.014% 5/01/33	793,142		780,745
	FHLMC (NON GOLD) ARM #782436 4.991% 10/01/34	943,859		933,675
	FNMA 3.875% 5/15/07	3,738,000		3,697,480
	FNMA BENCHMARK 5.50% 2/15/06	3,612,000		3,615,366
	FNMA 3.875% 11/17/08	1,674,000		1,638,210
	FNMA BENCHMARK 2.25% 2/28/06	1,674,000		1,667,890
	FNMA 2.15% 4/13/06	3,348,000		3,325,301
	FNMA 3.00% 3/02/07	3,801,000		3,725,216
	FNMA 4.25% 9/15/07	2,010,000		1,996,232
	FNMA BENCHMARK 4.50% 10/15/08	8,839,000		8,789,970
	FNMA 2.15% 6/02/06	3,444,000		3,409,601
	FNMA 3.50% 7/27/07	3,639,000		3,570,627
	FNMA 5.30% 10/28/08	4,187,000		4,251,183
	FNMA #190517 7.00% 12/01/08	88,566		90,463
	FNMA #190888 7.50% 7/01/09	404,517		415,985
	FNMA #250800 7.50% 1/01/12	174,864		183,428
	FNMA #252016 7.00% 7/01/28	170,519		178,225
	FNMA 15YR #252260 6.00% 3/01/10	513,484		524,696
	FNMA #254187 5.00% 12/01/08	340,478		339,006
	FNMA #254190 5.50% 1/01/09	66,789		66,867
	FNMA #254369 6.00% 6/01/12	673,902		689,461
	FNMA #254757 5.00% 3/31/13	425,858		421,475
	FNMA #254774 5.50% 3/31/13	583,976		588,759
	FNMA #255413 6.50% 10/01/34	200,000		208,062
	FNMA #255488 5.50% 10/01/14	1,540,525		1,554,665
	FNMA #303567 5.50% 7/01/09	286,520		288,942
	FNMA #360800 5.735% 1/01/09	1,594,396		1,620,917
	FNMA #433679 6.00% 11/01/28	659,220		667,692
	FNMA #535003 7.00% 11/01/14	448,910		466,617
	FNMA #535219 7.50% 3/01/15	341,006		358,594
	FNMA #535802 7.00% 2/01/16	470,724		489,270
	FNMA #545701 7.00% 7/01/12	38,115		38,932
	FNMA #545874 6.50% 8/01/32	899,416		926,978
	FNMA #555343 6.00% 3/01/18	143,597		146,786
	FNMA #635227 6.50% 4/01/32	1,262,545		1,307,158
	FNMA #635894 6.50% 4/01/32	295,009		305,392
	FNMA #636030 6.50% 4/01/32	443,050		456,617
	FNMA #638210 6.50% 5/01/32	334,357		346,147
	FNMA #640996 7.50% 5/01/32	408,976		428,407
	FNMA #646456 7.00% 6/01/32	1,734,389		1,809,943
	FNMA #647989 7.00% 6/01/32	2,233,784		2,331,092
	FNMA #648349 6.00% 6/01/17	1,309,163		1,341,541
	FNMA #653145 6.00% 7/01/17	1,049,436		1,075,390
	FNMA ARM #654285 5.415% 11/01/32	540,676		530,452

	** Cost information not required for participant directed investments.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2005

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FNMA #659930 6.00% 9/01/32	4,239,944		4,287,475
	FNMA #667787 5.50% 2/01/18	854,706		860,380
	FNMA #670891 5.295% 12/01/32	1,367,258		1,340,078
	FNMA 2002-W4 A3 5.30% 5/25/42	23,012		22,946
	FNMA 2002-W10 A3 5.00% 10/25/32	104,047		103,983
	FNMA 2003-W11 A1 6.204% 6/25/33	92,873		93,715
	FNMA #200394 5.50% 7/25/23	1,766,465		1,772,616
	FHLMC 2617 HD 7.00% 6/15/16	1,163,642		1,206,587
	FNMA 2003-W19-1A6 5.29% 11/25/33	3,000,000		2,978,439
	FNMA 2003-133 GB 8.00% 12/25/26	388,778		412,928
	FHLMC 2641 6.50% 1/15/18	956,626		1,000,894
	FNMA 2004-W3 A14 3.50% 5/25/34	324,735		323,466
	FNMA 2004-W3 A15 5.00% 5/25/34	1,218,000		1,212,720
	FNMA 2004-60 PA 5.50% 4/25/34	1,655,599		1,661,799
	FHLMC 2657 NT 5.00% 1/15/16	687,605		688,204
	FHLMC 2672 NT 5.00% 2/15/16	1,933,717		1,933,791
	FHLMC 2662 DB 5.00% 2/15/06	703,530		703,331
	FHLMC 2726 AG 4.50% 9/15/22	596,469		593,203
	FHLMC 2750 DB 4.50% 5/15/15	2,085,000		2,068,654
	FHLMC 2770 ON 3.75% 6/15/32	2,338,000		2,257,134
	FHLMC 2843-BA 5.00% 1/15/18	1,082,851		1,079,275
	FHLMC 2907-AG 4.50% 3/15/19	1,407,265		1,381,131
	FNMA #682229 5.50% 3/01/33	4,064,785		4,036,163
	FNMA #695838 5.50% 4/01/18	952,697		960,103
	FNMA #702427 5.50% 4/01/33	1,600,656		1,592,417
	FNMA #703937 5.50% 5/01/18	283,255		285,136
	FNMA #705304 4.910% 6/01/33	1,018,712		1,003,417
	FNMA #720399 5.50% 7/01/18	1,290,463		1,300,785
	FNMA #720422 5.50% 7/01/18	686,622		692,204
	FNMA #725090 4.805% 11/01/33	1,001,301		967,505
	FNMA #725284 7.00% 11/01/18	1,041,052		1,081,917
	FNMA #725815 6.00% 12/01/33	1,989,450		2,010,221
	FNMA #735057 4.50% 1/01/19	2,031,998		1,981,842
	FNMA ARM#735160 4.336% 12/01/34	817,665		806,561
	FNMA #740843 5.00% 11/01/18	707,671		701,337
	FNMA #741897 5.00% 10/01/33	1,380,010		1,341,950
	FNMA #745151 6.50% 10/01/35	290,313		297,752
	FNMA #745265 6.50% 1/01/36	800,000		820,500
	FNMA #747019 5.00% 1/01/19	683,184		678,948
	FNMA #754297 4.738% 12/01/33	552,693		539,751
	FNMA #759123 4.545% 1/01/34	895,961		883,460
	FNMA #761141 5.00% 12/01/18	3,383,321		3,351,986
	FNMA #762232 4.714% 1/01/34	1,024,328		1,017,885
	FNMA #764082 4.773% 1/01/34	1,216,279		1,214,075
	FNMA #764156 4.922% 3/01/34	986,139		965,362
	FNMA #776588 6.50% 3/01/34	276,940		284,037
	** Cost information not required for participant directed investments.

	AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
	December 31, 2005

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FNMA #780582 5.243% 8/01/34 FNMA #783213 6.50% 8/01/34	1,326,371 432,746		1,312,139 451,004
	FNMA ARM #786628 5.678% 7/01/34	750,778		753,731
	FNMA ARM #790382 4.852% 9/01/34	987,446		987,154
	FNMA ARM #791961 4.565% 9/01/34	1,494,378		1,465,393
	FNMA #794787 5.168% 10/01/34	1,303,917		1,292,104
	FNMA #797168 ARM 4.64% 2/01/35	1,405,894		1,395,433
	FNMA ARM #799769 5.063% 11/01/34	986,114		979,902
	FNMA ARM #801344 5.083% 10/01/34	1,072,472		1,061,114
	FNMA #22092 5.5% 9/01/34	2,230,232		2,213,877
	FNMA #809216 4.887% 2/01/35	872,456		869,090
	FNMA #809534 5.069% 2/01/35	1,565,207		1,560,218
	FNMA ARM #813570 4.398% 10/01/34	1,101,614		1,088,095
	FNMA ARM #815264 5.249% 5/01/35	2,098,713		2,096,713
	FNMA ARM #817198 5.203% 5/01/35	773,400		765,057
	FNMA ARM #817199 5.108% 4/01/35	683,102		675,828
	FNMA 10/1 HYBRID ARM 5.127% 8/01/35	2,823,626		2,767,295
	FNMA ARM #820545 5.076% 5/01/35	1,065,799		1,046,701
	FNMA #821378 5.026% 5/01/35	1,774,381		1,775,017
	FNMA ARM #826908 5.159% 8/01/35	2,479,607		2,450,402
	FNMA #836105 6.50% 9/01/35	570,420		585,037
	FNMA #844705 5.843% 12/01/35	3,550,518		3,576,792
	FNMA #845092 6.50% 12/01/35	429,480		440,621
	FNMA #845382 6.50% 1/01/36	500,000		512,815
	FNMA #849299 5.50% 1/01/36	3,999,600		3,959,604
	VENDEE 2003-2 D 5.00% 11/15/23	1,045,000		1,046,046
	U.S. TREASURY BOND 6.25% 8/15/23	3,432,000		4,098,292
	U.S. TREASURY BOND 6.00% 2/15/26	11,035,000		13,012,682
	U.S. TREASURY NOTE 3.125% 10/15/08	1,088,000		1,052,428
	U.S. T-BOND 3.375% 2/15/08	18,037,000		17,665,690
	U.S. T-NOTE 4.125% 5/15/15	2,114,000		2,067,674
	U.S. T-NOTE 3.875% 9/15/10	2,720,000		2,663,370
	U.S. TREASURY NOTE 4.25% 11/30/07	16,210,000		16,162,505
	U.S. T-NOTE 4.375% 12/15/10	6,880,000		6,885,373
	FHLMC 3.625% 9/15/06	4,175,000		4,144,936
	FHLMC CMO 6.085% 9/25/29	1,326,869		1,336,566
	FEDERAL HOME LOAN BANK 4.625% 11/21/08	15,000,000		14,963,580
	FNMA 2003-W18 1A5 4.610% 8/25/43	1,254,000		1,247,442
	FNMA 2004-W10 A23 5.00% 8/25/34	1,676,000		1,678,463
	FNMA #357324 5.00% 1/01/33	3,815,819		3,712,480
	AIG Financial II Contract #327774 Wrapper			(8,474,460)
	Bank of America #01-132 Wrapper			(7,089,074)
	IXIS II #1025-06 Wrapper			(9,227,868)

	** Cost information not required for participant directed investments.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2005

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	JP Morgan/Chase I #A1SP01 Wrapper			(16,507,514)
	Met Life #28972 Wrapper			(5,270,388)
	Monumental Life II #MDA00633TR Wrapper			(3,611,827)
	Monumental Life V #MDA00375TR Wrapper			(4,539,483)
	Pacific Life #G-26755-00 Wrapper			(3,177,721)
	Rabobank I #060101 Wrapper			(7,260,784)
	RBC I #20903 Wrapper			(3,919,347)
	RBC II #10903 Wrapper			(7,312,123)
	State Street II #101063 Wrapper			(7,363,797)
	UBS III #4227 Wrapper			(7,040,072)
*	RVST Government Income Fund			23,539,933
	Accrued Income			2,320,165
				348,059,545

*	RVST Money Market Fund I	2,780,152		2,780,152

*	Loans to Participants
	Various, 4.00% - 10.50%, due 11/05 - 9/35			87,942,994

				$2,721,729,112

*Indicates Party-in-interest
**Cost information not required for participant directed investments.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                          AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

	By	/s/ Valeria M. Christensen
Valeria M. Christensen
Delegate
Employee Benefits Administration
Committee

Date: June 28, 2006

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm –
PricewaterhouseCoopers LLP

23.2	Consent of Independent Registered Public Accounting Firm –
Ernst & Young LLP